UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

______________________________________

Yubo International Biotech Limited
(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

988366100

(CUSIP Number)

Lina Liu Room 105, Building 5, 31 Xishiku Avenue Xicheng District, Beijing, China Tel: +86 (010) 6615-5141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988366100
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Focus Draw Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,101,400 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,101,400 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,101,400 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Represents the shares of Class A Common Stock held directly by Focus Draw Group Limited. Ms. Lina Liu is the sole Director of Focus Draw Group Limited, and as such, Ms. Lina Liu may be deemed to have voting and investment power over such shares held by Focus Draw Group Limited. Ms. Lina Liu disclaims beneficial ownership of such securities except to the extent of her indirect pecuniary interest therein, if any, and this report shall not be deemed an admission that she is the beneficial owner of such securities for any purposes.

(2)

This percentage is based on 119,816,343 shares of Class A Common Stock issued and outstanding, consisting of (i) 118,177,885 shares of Class A Common Stock issued and outstanding as of July 29, 2022, as disclosed in the Issuer’s Prospectus (File No. 333-255805), filed with the U.S. Securities and Exchange Committee (the “SEC”), pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on August 1, 2022; and (ii) 1,638,458 shares of Class A Common Stock newly-issued and sold in a registered offering, as disclosed in the Issuer’s Current Report on Form 8-K, which was filed with the SEC on September 9, 2022.

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CUSIP No. 988366100
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lina Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,101,400 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,101,400 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,101,400 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Represents shares of Class A Common Stock held directly by Focus Draw Group Limited. Ms. Lina Liu is the sole Director of Focus Draw Group Limited, and as such, Ms. Lina Liu may be deemed to have voting and investment power over such shares held by Focus Draw Group Limited. Ms. Lina Liu disclaims beneficial ownership of such securities except to the extent of her indirect pecuniary interest therein, if any, and this report shall not be deemed an admission that she is the beneficial owner of such securities for any purposes.

(2)

This percentage is based on 119,816,343 shares of Class A Common Stock issued and outstanding, consisting of (i) 118,177,885 shares of Class A Common Stock issued and outstanding as of July 29, 2022, as disclosed in the Issuer’s Prospectus (File No. 333-255805), filed with the SEC, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on August 1, 2022; and (ii) 1,638,458 shares of Class A Common Stock newly-issued and sold in a registered offering, as disclosed in the Issuer’s Current Report on Form 8-K, which was filed with the SEC on September 9, 2022.

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AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends the corresponding items in the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 21, 2021 (the “Original Schedule 13D”), by (i) Focus Draw Group Limited, a company organized under the laws of British Virgin Islands (“Focus Draw”), and (ii) Ms. Lina Liu, an individual (collectively, the “Reporting Persons”), as specifically set forth herein. This Amendment No. 1 is being filed to report a reduction in the aggregate number, and a greater than 1% decrease in the percentage, of shares of Class A Common Stock of the Issuer beneficially owned by the Reporting Persons. Except as otherwise specified in this Amendment No. 1, all other items of the Original Schedule 13D remain unchanged in all material respects.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 4.   Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by the addition of the following information:

On November 9, 2022, the Reporting Persons completed the sales of aggregate 4,728,000 shares of Class A Common Stock in two separate transactions (collectively, the “Transactions”), as selling shareholder in the Issuer’s registered offering pursuant to a registration statement on Form S-1 (File No. 333-255805), including all amendments thereto, the exhibits and any schedules thereto, the documents, otherwise deemed to be part thereof or included therein (the “Registration Statement”) filed with the SEC, which was declared effective by the SEC on July 29, 2022.  The Transactions in the aggregate resulted in a decrease of over 1% in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. See the Issuer’s current report on Form 8-K, which was filed with the SEC on November 10, 2022, for details of the Transactions.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

All shares that may be deemed to be beneficially owned by the Reporting Persons as reported on this Amendment No. 1 are Class A Common Stock. All calculations of percentages set forth herein are based on 119,816,343 shares of Class A Common Stock issued and outstanding, consisting of (i) 118,177,885 shares of Class A Common Stock issued and outstanding as of July 29, 2022, as disclosed in the Issuer’s Prospectus (File No. 333-255805), filed with the SEC, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on August 1, 2022 and (ii) 1,638,458 shares of Class A Common Stock newly-issued and sold in a registered offering, as disclosed in the Issuer’s Current Report on Form 8-K, which was filed with the SEC on September 9, 2022. The above-referenced 119,816,343 shares of Class A Common Stock do not include any shares of Class B Common Stock of the Issuer issued and outstanding as of the date hereof.

(a)

See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of Class A Common Stock and percentage of the Class A Common Stock beneficially owned by each Reporting Person.

(b)

See rows (7) through (10) of the cover pages to this Amendment No. 1 for the number of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole and shared power to dispose or to direct the disposition.

(c)	Except as disclosed in Item 4 above, no transactions in the Issuer’s capital stock have been effected by the Reporting Persons during the past sixty (60) days.

(d)

Except as disclosed in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported by this Amendment No. 1.

(e)	Not applicable.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby supplemented by the addition of the following:

The Stock Purchase Agreements set forth on Exhibits 99.1, 99.2, 99.3 and 99.4 to the Issuer’s current report on Form 8-K, which was filed with the SEC on November 10, 2022, are incorporated herein by reference.

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Signature

After reasonable inquiry and to the best of its or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2022

FOCUS DRAW GROUP LIMITED

By:	/s/ Lina Liu
Name:	Lina Liu
Title:	Director

/s/ Lina Liu
Lina Liu

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